

February 14, 2014

<u>Via E-mail</u>
Anthony Chan
Chief Financial Officer
Hailiang Education Group Inc.
386, Jiefangbei Road
Diankou Town, Zhuji
Zhejiang Province, PRC 311814

> **Re:** **Hailiang Education Group Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted January 21, 2014**
> **CIK No. 0001596964**

Dear Mr. Chan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form F-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Please include this disclosure as soon as practicable once you publicly file your registration statement. Note that we may have additional comments one have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution or preliminary prospectuses.

2. It appears that you intend for the offering to a firm commitment, underwritten offering. Please identify your lead underwriters in the next amendment to your registration statement.

3. We note reference to third party information throughout the prospectus, including, but not limited to, references to information from CCID consulting Co., Ltd., Sina.com and China Private Educationalist Association, for example. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Additionally, please tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary, page 1

5. Since investors will be investing in a recently organized Cayman Islands holding company that does not directly own substantially all of its business operations in the PRC, please make this clear in the first paragraph of the prospectus summary. It must be clear that the business you are describing is not the company's business, but is the business of its variable interest entities.

6. We note your disclosure that you are "the third largest provider of private K-12 educational services in China and the largest provider of private K-12 educational services in the Yangtze River Delta region… as measured by the total number of students enrolled in the 2011/2012 school year." To provide context, please disclose the total number of private schools and your market share in both China and the Yangtze River Delta region.

Our Corporate History and Structure, page 3

7. Please disclose that, if your PRC affiliated entities and Mr. Feng fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the affiliated entities' financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your affiliated

entities. Lastly, state here that you rely on dividends and other fees paid to you by your subsidiary and affiliated entities in China. Disclose the amount of dividends and fees that you expect to collect. Disclose that this does not mean that you are able to have unfettered access to your PRC subsidiary's and affiliated entities' revenues due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others.

8. To provide further context to your disclosure at the bottom of page 1 of your revenues and gross margins, also disclose your profit for the year for the same periods.

9. In this section, and where appropriate, please provide a brief description of the difference between your "education program" and your "international program."

10. Please revise your organizational chart on pages 5 and 54 to include the abbreviated names of each entity as used throughout the filing.

11. Please identify the sponsor of each school under The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004). Disclose what a sponsor is, distinguishing it from equity ownership. Through footnote disclosure, identify the principals and control people of the schools.

12. Please disclose whether each school has registered as a school that requires reasonable returns or as a school that does not require reasonable returns. Briefly explain what that means.

Risk Factors, page 12

Risks Relating to Our Business and Industry, page 12

The tuition, accommodation and other fees charged by our K-12 schools…, page 14

13. In this risk factor you state that student enrollment is subject to annual quotas established by the Ministry of Education, or the MOE. Please revise your disclosure here, and elsewhere as appropriate, to add clarity and context to this statement so that investors may understand how this applies to the schools. We note that your future profitability is contingent on both the ability to continue to charge tuition at a certain level and the ability to continue to grow your student body.

There are risks associated with our potential use of a new campus in the 2015…, page 20

14. Please revise your disclosure here and on page 98 to explain why the Hailiang Group is building a new campus that you only plan to "consider" using at the beginning of the 2015/2016 school year. Explain why the campus is not being built to your specifications

in light of the fact that a related party is building the campus with the goal of your using these facilities. We note that Mr. Feng, your founder, Chairman and Chief Executive Officer is also the founder and Chairman of the Hailiang Group. Please explain.

15. Additionally, we note that in the Use of Proceeds section on page 43 you discuss using money raised from this offering to make leasehold improvements. Please explain this statement in greater detail given the planned new campus.

Risk Relating to Our Corporate Structure, page 24

The shareholder of Hailing Investment may have potential conflicts of interest…, page 25

16. Please revise this risk factor heading to identify Mr. Feng, the company's Chairman and CEO, as the shareholder of Hailiang Investment, your affiliated entity.

17. Please disclose, if true, that there are no agreements in place stating how conflicts of interest would be resolved. Discuss how the legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime.

18. We note the numerous roles and titles Mr. Feng holds in Hailing Investment. Please clarify if any other individuals participate in the management or governance of this entity

Use of Proceeds, page 43

19. You disclose that you intend to use the majority of the net proceeds of the offering for the acquisition of additional schools. Please detail how you would be able to use the offering proceeds for acquisitions within the PRC.

20. You disclose that you may use the offering proceeds to make loans and capital contributions to your PRC subsidiary. To provide context, please disclose the limit on the amount of loans you may make to your PRC subsidiary. Also disclose the types of capital contributions to these subsidiaries that would be prohibited under SAFE Circulars 142, 59 and 45.

21. You also disclose that you may use the offering proceeds to make loans to your affiliated entities. Please explain how you or your PRC subsidiary may make loans to the affiliated entities in light of the restrictions set forth in SAFE Circulars 142, 59 and 45.

22. Please explain how investments in leasehold improvements at the schools are within the business scope of your PRC subsidiary. Also explain if your PRC subsidiary may also make investments in leasehold improvements for any additional schools you acquire.

Our Corporate Structure, page 54

23. We note your disclosure on page 56 that you are in the process of registering the pledge of equity interests in Hailiang Investment with the local branch of SAIC. Please disclose that the equity pledge is not effective until registered.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

Overview, page 60

24. You disclose that revenue increased in FYE 2013 due to an "increase in average tuition." Please revise to clarify whether this means an increase in the tuition paid per student for the academic year, or some other measure, such as an increase in enrollment in schools charging higher tuition.

Presentation of Financial Information, page 60

25. Describe the significant terms and provisions of each of the contractual agreements between Hailiang Consulting and Hailiang Investment. Discuss how these agreements enable Hailiang Consulting to direct the significant activities of Hailiang Investment and provide for the right to its economic returns. Also discuss the nature of the risks and uncertainties related to the enforceability of the contractual arrangements and the circumstances that could result in de-consolidation of the VIE.

Key Components of Results of Operations, page 62

Revenue, 63

26. You state that you charge higher tuition for your international program as a reflection of higher costs, including the need to hire foreign teachers and a "larger student to teacher ratio." However, it appears that additional costs would be incurred from the need to provide a smaller or lower student to teacher ratio. Please revise or explain as appropriate.

Other Income, page 65

27. We note that a student forfeits their deposit if they do not enroll and the deposit is applied towards tuition if the student enrolls. Revise to discuss the timing of tuition payments including payment schedules and whether any portion is refundable upon certain events. We note your disclosure on page 66.

Investing Activities, page 71

28. We note that you have made loans to related parties, which are primarily entities controlled by your founder, Chairman and CEO. Please explain the business purpose for these transactions aside from assisting Mr. Feng with other businesses he controls.

Industry, page 79

Growth Drivers of Private School Education, page 80

29. Please balance the disclosure in this section by presenting any major challenges faced by the private school education system.

Key Overseas Destination for PRC High School Graduates, page 83

30. Revise this section to tie it to the private school system and your business specifically.

Business, page 85

31. Revise your disclosure in this section to expand your discussion about the international program. We note that on page 61, for example, you state that it is a program "with a focus on preparing students for studying abroad." Please elaborate to discuss in greater detail the kind of course work and type of students enrolled in this program. For example, clarify whether you are preparing the students for graduate programs abroad and, therefore, are older than those of your educational program.

32. Please revise your disclosure here, and where appropriate, to disclose whether students are required to board at your schools. If not, discuss what portion of students board and whether there is any adjustment to tuition for non-boarders. We note your disclosure on page 91.

Consistent high-quality education with excellent teachers and especially…, page 87

33. Please explain how you provide a "unique school program" as it appears you primarily provide state regulated primary and secondary education.

34. Expand your disclosure to describe how your curricula are differentiated from competitors and discuss how your teaching methods are "innovative." For example, expand on how you blend the "best mix" of Western and Chinese education practices, as appropriate.

Solidify our market leadership by focusing on education quality, page 88

    35. In the last sentence of this section you mention expanding your after-school tutoring program. Please expand your disclosure here, and where appropriate, to discuss this program in greater detail including any fees associated with participating in these programs. We note your disclosure on page 91.

Management, page 107

Directors and Executive Officers, page 107

    36. Please revise the biographies of your officers and directors to distinguish between their roles and tenures at the registrant and at affiliated entities.

    37. Please revise and explain why you list your Chief Financial Officer as Mr. Lei Chen. News and communications indicate that your CFO is Mr. Anthony Chan. Please reconcile.

Consolidated Financial Statements—Hailiang Education Group Inc.

Notes to Consolidated Financial Statements

4. Profit (loss) before tax

(b) Expenses by nature, page F-10

    38. Please expand your disclosure to provide more detail regarding the types of expenses included in this amount.

8. Subsequent Event, page F-12

    39. Please expand the disclosure of your contractual agreements that underlie your consolidation of your variable interest entity, Hailiang Investment, to include the following disclosures:

- Description of the significant terms of the each of the contractual agreements.
- Description of how the agreements grant powers to direct significant activities and right to economic returns.
- Whether enforceability of the contract represents significant judgment and assumption and the nature of the risks and uncertainties.

General

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

                                   Sincerely,

                                   /s/ Kathleen Krebs, for

                                   Larry Spirgel
                                   Assistant Director

cc: Via E-mail
        Benjamin Su, Esq.
        Kirkland & Ellis LLP